                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)*

                                INTERFACE, INC.
                                ---------------
                                (Name of Issuer)

                             Class A Common Stock
                             --------------------
                         (Title of Class of Securities)

                                  458665 10 6
                                  -----------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 458665 10 6                   13G               Page 2 of 7 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Capital Corporation of Chicago  36-2464372
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Illinois

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,132,713  shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,132,713  shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          1,132,713  shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            6.90%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
             CO

------------------------------------------------------------------------------

  CUSIP No. 458665 10 6                   13G               Page 3 of 7 Pages

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Chicago NBD Corporation   38-1984850
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            None except indirectly through one or more subsidiaries as reported herein. See Item 4.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
            -0-

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            HC CO

------------------------------------------------------------------------------

Item 1(a). Name of Issuer:
           --------------

           Interface, Inc. (the "Company")

Item 1(b). Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

           2859 Paces Ferry Road
           Suite 2000
           Atlanta, Georgia 30339

Item 2(a). Name of Person Filing:
           ---------------------

           This statement is being filed by First Chicago NBD Corporation ("FCN") and its wholly-owned subsidiary, First Capital Corporation of Chicago ("FCCC"). Exhibit A attached hereto contains the agreement of FCN and FCCC to file joint disclosure statements on Schedule 13G.

Item 2(b). Address of Principal Business Office:
           ------------------------------------

           For FCN and FCCC:
           One First National Plaza
           Chicago, Illinois 60670

Item 2(c). Citizenship:
           -----------

           FCN is a corporation organized under the laws of the State of Delaware. FCCC is a corporation organized under the laws of the State of Illinois.

Item 2(d). Title of Class of Securities:
           ----------------------------

           Class A Common Stock (the "Common")

Item 2(e). CUSIP Number
           ------------

           458665 10 6

Item 3.    Type of Person Filing:
           ---------------------

           Not applicable.

Item 4.    Ownership:
           ---------

           (a)-(b) FCCC owns 167,500 shares of the Company's Series A Cumulative Convertible Preferred Stock which is convertible into 1,132,713 shares of Common. FCN may be deemed to own the shares of Common beneficially owned by FCCC solely through ownership of FCCC. FCN may also be deemed to beneficially own 91,250 shares of Common which are held solely in a fiduciary capacity by one or more banking subsidiaries of FCN (the "Banks"). The shares of Common which FCN may be deemed to own represent 7.46% of the outstanding Common. Each of the Banks is a "Bank" as defined in Section 3(a)(6) of the Act.

(c) The Banks have sole voting power over 91,250 shares and sole investment power over 60,500 shares. See also items 5 through 9 and item 11 on pages two and three hereof.

Item 5.  Ownership of Five Percent or Less of a Class:
         ---------------------------------------------

         Not applicable.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
         ----------------------------------------------------------------

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
         ----------------------------------------------------------------------

         Not applicable.

Item 8.  Identification and Classification of Member of the Group:
         --------------------------------------------------------

         Not applicable.

Item 9.  Notice of Dissolution of Group:
         ------------------------------

         Not applicable.

Item 10. Certification:
         --------------

         Not Applicable.

Signature:
---------

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1996

                                       FIRST CHICAGO NBD CORPORATION


                                       By:  /s/ Robert A. Rosholt
                                            -----------------------
                                            Robert A. Rosholt
                                            Executive Vice President and
                                            Chief Financial Officer


                                       FIRST CAPITAL CORPORATION
                                        OF CHICAGO


                                       By:  /s/ Robert A. Rosholt
                                            -----------------------
                                            Robert A. Rosholt
                                            Executive Vice President

                                   EXHIBIT A


                                   AGREEMENT
                                   ---------

   The undersigned hereby agree, pursuant to Section 240.13d-1(f)(1), that the statement on Schedule 13G (including all amendments thereto) to which this Agreement is attached is to be filed on behalf of each of the undersigned and that First Chicago NBD Corporation may file a Schedule 13G under the Securities Exchange Act of 1934, and all amendments to such Schedule, with respect to shares of Class A Common Stock of Interface, Inc.

Date:  February 12, 1996

                                       FIRST CHICAGO NBD CORPORATION


                                       By:  /s/ Robert A. Rosholt
                                            -----------------------
                                            Robert A. Rosholt
                                            Executive Vice President and
                                            Chief Financial Officer


                                       FIRST CAPITAL CORPORATION
                                        OF CHICAGO


                                       By:  /s/ Robert A. Rosholt
                                            -----------------------
                                            Robert A. Rosholt
                                            Executive Vice President